PHC, INC.
200 Lake Street, Suite 102
Peabody, MA  01960

May 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549
Attention:      Tia Jenkins
Senior Assistant Chief Accountant

RE:         PHC, Inc.
Form 10-Q/A for Fiscal Quarter Ended December 31, 2008
Filed April 30, 2009
File No. 1-33323

Dear Ms Jenkins:

We have reviewed your comment letter dated May 7, 2009 and acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Since we included these acknowledgements in the prior response letter, I don’t believe these acknowledgements are required to be provided again.  However, I don’t believe it hurts to include it, and to be safe, it might not be a bad idea to include it so as to avoid a possible comment.]

The following response has been keyed to your comment letter to facilitate your review.

Form 10-Q/A for Fiscal Quarter Ended December 31, 2008

Exhibit 32.1

Comment 1
You filed an amendment to your December 31, 2008 Form 10-Q MD&A. However it appears that you did not include updated Section 906 Certifications on Exhibit 32.1.  Please amend your December 31, 2008 Form 10-Q/A to furnish such updated certifications.

Response
According to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), new 906 certifications are required in an amendment to a report on Form 10-Q only if Rule 13a-14(b) under the Exchange Act requires that the amendment contain the 906 certifications.  According to Rule 13a-14(b) under the Exchange Act, 906 certifications are only required to accompany periodic reports that contain financial statements filed by an issuer pursuant to section 13(a) of the Exchange Act.  Since our amendment to the quarterly report on Form 10-Q/A amended only Item 2 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and no financial statements were included in the amended quarterly report, we do not believe that Section 906 certifications were required.

Please contact me at (978) 536-2777 with any questions regarding our response or any additional comments you may have.

Sincerely,

/s/ Paula C. Wurts
Chief Financial Officer
PHC, Inc.